

Mail Stop 3561

November 24, 2009

Mr. Mark W. Oppegard
Chief Executive Officer
NBC Acquisition Corp. and Nebraska Book Company, Inc.
4700 South 19th Street
Lincoln, Nebraska 68501-0529

> **Re: NBC Acquisition Corp.**
> **Nebraska Book Company, Inc.**
> **Forms 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 25, 2009**
> **Forms 10-Q for Fiscal Quarter Ended September 30, 2009**
> **Filed November 12, 2009**
> **File Nos. 333-48225 and 333-48221**

Dear Mr. Oppegard:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

NBC Acquisition Corp.

Form 10-K for Fiscal Year Ended March 31, 2009

Item 6. Selected Financial Data, page 18

1.	We note your disclosure that you believe EBITDA and Adjusted EBITDA are useful in measuring your liquidity and provide additional information for determining your ability to meet debt service requirements. We also note your disclosure that your debt agreements use EBITDA, as defined in the agreements, for certain financial covenants. Please include a definition of EBITDA and clearly disclose:
    o	the manner in which management uses EBITDA and Adjusted EBITDA;
    o	the economic substance behind management's decision to use the measures;
    o	the material limitations associated with the use of the measures and the manner in which management compensates for the limitations when using the measures; and
    o	the substantive reasons why management believes the measures are useful to investors in measuring liquidity and determining your ability to meet debt service requirements.

    In addition, please disclose how EBITDA is defined in your debt agreements, discuss the materiality of the debt agreements and the covenants, disclose the amount or limit of EBITDA required for compliance with the debt covenants and disclose the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity. Similarly revise your disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations and in press releases furnished under Item 2.02 of Form 8-K. Refer to Item 10(e) of Regulation S-K and Questions 8 and 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies and Estimates, page 29

2.	Your disclosure of estimates that have a material impact on reported financial condition and operating performance and on the comparability of such

reported information over different reporting periods should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. As such, please:
- o provide an analysis of the uncertainties involved in applying critical accounting principles or the variability that is reasonably likely to result from their application over time;
- o address why estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at each estimate, how accurate your estimates/assumptions have been in the past, how much your estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future; and
- o provide sensitivity analyses based on other outcomes that are reasonably likely to occur and would have a material effect, or information for investors to assess the probability of a future impairment charge when the estimates involve multiple, inter-related assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Goodwill and Intangible Assets, page 29

3. We note your disclosure that certain reporting units failed the first step of the goodwill impairment test. Please disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. Please also disclose the reporting units that failed step one and the impairment loss recognized for each reporting unit. In addition, please disclose whether any of your reporting units are still at risk of failing step one of the impairment test or indicate whether the fair value of each of your reporting units is substantially in excess of the adjusted carrying value and are not at risk of failing step one. For each reporting unit that does not have a substantial excess of fair value, please disclose:
- o the percentage by which fair value exceeded carrying value at the date of the most recent step one test;
- o the amount of goodwill allocated to the reporting unit;
- o a description of the methods and key assumptions used and how the key assumptions were determined;
- o a discussion of the degree of uncertainty associated with the assumptions; and

> > o   a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Off-Balance Sheet Arrangements, page 35

4.   Please include other long-term liabilities reflected on the consolidated balance sheets in the contractual obligations table or provide a narrative discussion of other long-term liabilities to the extent necessary for an understanding of the timing and amount of related payments. Refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Consolidated Financial Statements, page 46

Note B. Summary of Significant Accounting Policies, page 46

Inventories, page 47

5.   Please tell us how you apply your policy of valuing used textbook inventories using a combination of the weighted-average cost and market values and why your policy complies with the guidance in Chapter 4 of ARB 43 (FASB ASC 330).

Note F. Goodwill and Other Identifiable Intangibles, page 52

6.   Please tell us the changes in judgments, assumptions and estimates used in assessing the valuation of your goodwill as a result of the economic downturn and other variables referred to on page 53. Please also disclose information that enables users to assess the inputs used to develop the fair value measurements or tell us why disclosure of additional information is not necessary or relevant under the circumstances. Refer to paragraph 33 of SFAS 157 (FASB ASC 820-10-50-5).

Note H. Long-Term Debt, page 56

7.   We note your disclosure regarding the dividend restrictions contained in your debt agreements. Please disclose the amount of retained earnings or net income restricted or free of restriction in accordance with Rule 4-08(e)(1) of Regulation S-X. In addition, please disclose the amount of restricted net assets of NBC as of the end of the most recent year in accordance with Rule 4-08(e)(3)(ii) of Regulation S-X or tell us why such disclosure is not applicable.

Item 9A. Controls and Procedures, page 73

8.   We note your disclosure that you believe your internal control over financial reporting is effective based on management's assessment. Please confirm, if true, that management concluded that your internal control over financial reporting is effective. In addition, include a definitive statement as to whether or not internal control over financial reporting is effective in future filings. Refer to Item 308(a)(3) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

9.   Please address the comments above in future filings on Form 10-Q as applicable.

Nebraska Book Company, Inc.

10.   Please address the comments above in future filings on Form 10-K and Form 10-Q as applicable.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief